Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

       Subject Company:  First Union Real Estate Equity and Mortgage Investments
                                                  Commission File No. 001-006249

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           THE FOLLOWING IS A PRESS RELEASE ISSUED BY FIRST UNION REAL
           ESTATE EQUITY AND MORTGAGE INVESTMENTS ON NOVEMBER 1, 2002

                                                    * * * *

Contact: First Union Real Estate Equity and Mortgage Investments
         Neil Koenig, Interim Chief Financial Officer
        (212) 949-1373

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
 CALLS SPECIAL MEETING OF SHAREHOLDERS TO APPROVE MERGER WITH GOTHAM GOLF CORP.

NEW YORK - (Business Wire) - November 1, 2002 - First Union Real Estate Equity and Mortgage Investments (NYSE: FUR) ("First Union") announced that its Board of Trustees has called a special meeting of common shareholders to be held Monday, November 25, 2002 to approve the Agreement and Plan of Merger and Contribution, dated February 13, 2002, as amended (the "Merger Agreement"), among First Union, Gotham Golf Corp. ("Gotham Golf") and certain of their respective affiliates. The meeting will be held at 1:00 p.m., local time, at The New York Helmsley Hotel, 212 East 42nd Street, New York, New York, 10017.

First Union common shareholders at the close of business on October 18, 2002 will be entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof.

INVESTORS AND SECURITY HOLDERS SHOULD READ THE DEFINITIVE MERGER AGREEMENT AND THE REGISTRATION STATEMENT ON FORM S-4, AS AMENDED, OF GOTHAM GOLF AND SOUTHWEST SHOPPING CENTERS CO. II, LLC ("SSCC") FILED ON OCTOBER 31, 2002, TO APPRISE THEMSELVES OF THE PROPOSED TRANSACTION. IN ADDITION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS REGARDING THE PROPOSED TRANSACTION REFERENCED IN THE FOREGOING BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive proxy statement/final prospectus has been filed with the Securities and Exchange Commission by First Union, Gotham Golf and SSCC and will be mailed to First Union's shareholders on or about November 6, 2002. Investors and security holders may obtain a free copy of the definitive proxy statement/final prospectus and other documents filed by First Union, Gotham Golf and SSCC with the Securities and Exchange Commission at the Commission's website at www.sec.gov. The definitive proxy statement/final prospectus and these other documents may also be obtained for free from First Union.


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The definitive proxy statement/final prospectus filed on October 31, 2002 may be found at the Commission's website under the listings for either Gotham Golf
Corp. or Southwest Shopping Centers Co. II, L.L.C.

Certain statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, changes in local real estate conditions and markets, actions by competitors, interest rate movements and general economic conditions. Further information about these matters can be found in the information included in the Annual Report filed by First Union with the SEC on Form 10-K, as amended, for its fiscal year ended December 31, 2001.

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed stapled-stock real estate investment trust (REIT) headquartered in New York, New York.

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Collectively, as of September 30, 2002, the trustees and executive officers of
First Union beneficially owned 8,256,278 First Union common shares, representing approximately 23.7% of the outstanding common shares of First Union. First Union and its respective trustees, directors, partners, executive officers and certain other related persons and employees may be soliciting or deemed to be soliciting proxies from First Union shareholders in favor of the proposed transaction. Shareholders of First Union may obtain additional information regarding the related persons and their interests by reading the definitive proxy statement/prospectus.